UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Received SEC

DEC 17 2015

Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.

1600 Royal Street

Jasper, Indiana 47549

Kimball International, Inc. Retirement Plan

Employer ID No: 35-0514506
Plan Number: 001

Financial Statements as of June 30, 2015 and 2014, and for the Year Ended June 30, 2015, Supplemental Schedule as of June 30, 2015, and Report of Independent Registered Public Accounting Firm

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended June 30, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended June 30, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of June 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Indianapolis, Indiana
December 17, 2015

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2015 AND 2014

	2015	2014
ASSETS:		
Investments — at fair value:		
Cash and cash equivalents	$ 315,630	$ 316,662
Mutual funds	301,720,835	363,489,821
Common collective trust fund	20,773,450	29,103,998
Kimball Electronics Stock Fund	1,649,723	-
Kimball International Stock Fund	1,771,148	4,829,607
Total investments	326,230,786	397,740,088
Receivables:		
Notes receivable from participants	5,271,036	6,809,906
Receivable from Kimball International, Inc.	4,052,415	5,044,487
Total receivables	9,323,451	11,854,393
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	335,554,237	409,594,481
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST FUND RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(618,695)	(789,081)
NET ASSETS AVAILABLE FOR BENEFITS	$334,935,542	$408,805,400

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2015

ADDITIONS:	
Contributions:	
Employer	$ 4,076,369
Participant	12,355,521
Other	13,173
Total contributions	16,445,063
Investment income:	
Interest and dividend income	12,498,517
Net appreciation in fair value of investments	1,182,051
Total investment income	13,680,568
Interest income on notes receivable from participants	301,511
Total additions	30,427,142
DEDUCTIONS:	
Benefits paid to participants or their beneficiaries	35,507,169
Administrative expenses	190,580
Total deductions	35,697,749
Net Decrease in net assets available for benefits before plan transfer	(5,270,607)
Transfers to Kimball Electronics, Inc. Retirement Plan	68,599,251
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(73,869,858)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	408,805,400
End of year	$334,935,542

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General — The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Plan Advisory Committee. The trustee for the Plan is The Vanguard Fiduciary Trust Company (the "Trustee").

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with his or her contributions, investment income, and an allocation of Company discretionary contributions, and charged with withdrawals and investment losses. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions — Participants may elect to contribute up to 50% of their compensation subject to certain limitations. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up) subject to Internal Revenue Code ("IRC") limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction and a one percentage point increase in their payroll deduction annually, unless the employee submits notice to Vanguard to decline participation, change the contribution percentage, or change the annual increase. The first annual increase takes effect in July following the year of hire.

The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in IRC Section 404(a). Discretionary contributions are authorized by the Company's Compensation and Governance Committee of the Board of Directors. A Company contribution of 3% of eligible wages was authorized for fiscal year 2015. The Company contribution was received by the Plan in August 2015.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain IRC limitations.

Investments — Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 10 mutual funds, a series of target retirement funds with varying retirement dates, and one common collective trust fund as investment options for participants.

Kimball International Stock Fund — On April 30, 2015, the Company closed the Kimball International Stock Fund to new investments. The Plan continues to carry a balance in this fund and participants are free to diversify out of the fund to other investment options at any time. The Company intends to allocate the fund balance to employee default funds in fiscal year 2016, after the required notice is provided to employees. Any dividends earned by this fund are currently being deposited into each employee's default fund. This fund is referred to as the "Kimball Stock Fund" by our Trustee, but it is referred to as the "Kimball International Stock Fund" herein to clearly distinguish it from the Kimball Electronics Stock Fund.

The Kimball International Stock Fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company's stock allocated to his or her account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the non-directed votes in proportion to the voting of shares for which participant direction was received.

Kimball Electronics Stock Fund — As disclosed in Note 9, Kimball International, Inc. distributed the shares of its Kimball Electronics, Inc. subsidiary to shareholders in conjunction with the October 31, 2014 spin-off, which resulted in the creation of the Kimball Electronics Stock Fund. This fund operates as a unitized stock fund, similar to the Kimball International Stock Fund described above. The Kimball Electronics Stock Fund is closed to new investments and participants are free to diversify out of the Kimball Electronics Stock Fund to other investment options at any time. The Company intends to allocate the fund balance to employee default funds in fiscal year 2016, after the required notice is provided to employees. Any dividends earned by this fund are currently being deposited into each employee's default fund.

Vesting — Participants are immediately vested in their contributions plus actual earnings or losses thereon. Employer contributions become fully vested upon a participant's attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service in the following table.

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0 %
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	40
4 but fewer than 5	60
5 or more	100

Forfeited Accounts — Any amount forfeited by participants is generally used to reduce employer discretionary contributions. The balance of forfeited nonvested accounts totaled $261,046 and $311,071 as of June 30, 2015 and 2014, respectively. The forfeited accounts total has been applied to the 2015 employer discretionary contribution, and therefore the Receivable from Kimball International, Inc. recorded as of June 30, 2015, has been reduced by such amount of forfeited accounts.

Payment of Benefits — Upon termination of employment, a participant may elect to receive distribution(s) equal to the value of the participant's vested interest in his or her account. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals from a participant's account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of his or her Company contribution balance.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Notes Receivable from Participants — Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates ranged from 5.25% to 10.25% as of June 30, 2015. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including shares of mutual funds, a common collective trust fund, and company stock funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investments — The Plan's investments are stated at fair value. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Vanguard Retirement Savings Trust (the "Trust"), a common collective trust fund, is a stable value fund that invests in investment contracts issued by banks and insurance companies and in corporate bonds, mortgage-backed securities, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statements of net assets available for benefits present the Trust at fair value, as well as an additional line item showing an adjustment from fair value to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Trust imposes restrictions on the Plan, and the Trust itself may be subject to certain circumstances that impact its ability to transact at contract value. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers' consent is not obtained. In general, issuers may terminate a contract and settle at other than contract value under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of June 30, 2015, Plan management believes the occurrence of an event outside the normal operation of the Trust that would cause the Trust to transact at less than contract value is not considered to be probable. In addition, the Trust also discloses in its financial statements that the occurrence of events that would cause the Trust to transact at less than contract value is not probable. There are no reserves against contract value for credit risk of contract issuers or for any other reason.

Notes Receivable — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Payment of Benefits — Benefit payments are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid as of June 30, 2015.

Administrative Expenses — The majority of the expenses to administer the Plan are paid by the Company. In fiscal years when a Company contribution is earned, the Company may elect to be reimbursed by netting expenses paid against the discretionary Company contribution. Certain loan, hardship withdrawal determination, and fund administration fees are paid from the individual participant accounts.

New Accounting Standards —In July 2015, the Financial Accounting Standards Board ("FASB") issued guidance to reduce complexity for employee benefit plan accounting. The standard (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts such as the Vanguard Retirement Savings Trust, (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient. The standard will be effective for the Plan beginning in fiscal year 2017, with early adoption permitted. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

In May 2015, the FASB issued guidance on Fair Value Measurement related to Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The new guidance is effective beginning in fiscal year 2017, with early adoption permitted. The new guidance will not have an effect on the net assets available for benefits since it only impacts the financial statement disclosures.

3. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

4. FAIR VALUE MEASUREMENTS

The FASB provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Instruments Recognized at Fair Value

The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used
Cash and cash equivalents	Market — valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan.
Mutual funds	Market — valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trust fund	Market — valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.
Company stock funds	Market — the unitized employer stock funds are each comprised of common stock and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

There are no unfunded commitments or restrictions which limit investors from redeeming any funds; however, certain funds do charge a fee upon redemption if the fund is held for less than a specified period of time. Redemption fees are not expected to materially affect the fair value of these funds, and therefore these funds are valued at the quoted net asset value per share.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of June 30, 2015 and 2014.

Fair Value Measurements as of June 30, 2015

	Level 1	Level 2	Level 3	2015 Total
Investments:				
Cash and cash equivalents	$ 315,630	$ -	$ -	$ 315,630
Mutual funds:				
United States equity	90,302,281			90,302,281
International equity	22,665,160			22,665,160
Bond	31,468,432			31,468,432
Real estate investment trust	3,126,344			3,126,344
Balanced funds	154,158,618			154,158,618
Common collective trust fund		20,773,450		20,773,450
Company stock funds		3,420,871		3,420,871
Total investments — at fair value	$302,036,465	$24,194,321	$ -	$326,230,786

Fair Value Measurements as of June 30, 2014

	Level 1	Level 2	Level 3	2014 Total
Investments:				
Cash and cash equivalents	$ 316,662	$ -	$ -	$ 316,662
Mutual funds:				
United States equity	108,762,976			108,762,976
International equity	28,014,009			28,014,009
Bond	37,952,103			37,952,103
Real estate investment trust	3,096,273			3,096,273
Balanced funds	185,664,460			185,664,460
Common collective trust fund		29,103,998		29,103,998
Kimball stock fund		4,829,607		4,829,607
Total investments — at fair value	$363,806,483	$33,933,605	$ -	$397,740,088

The Plan's policy is to recognize significant transfers between levels as of the beginning of the reporting period. For the fiscal year ended June 30, 2015, there were no transfers into or out of Levels 1, 2 or 3 nor were there any changes in the Plan's valuation techniques or inputs used to measure fair values.

5. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2015 and 2014, are as follows:

	2015	2014
* Vanguard Target Retirement 2025 Fund	$ 39,719,500	$ -
* Vanguard 500 Index Fund	39,630,484	46,334,156
* Vanguard Target Retirement 2020 Fund	38,303,476	-
* Vanguard Total Bond Market Index Fund	29,227,078	35,991,632
* Vanguard Target Retirement 2030 Fund	28,641,264	-
* Vanguard International Growth Fund	22,665,160	28,014,009
* Vanguard Retirement Savings Trust	20,773,450	29,103,998
* Vanguard Target Retirement 2015 Fund	17,571,380	-
* Vanguard Windsor II Fund	17,043,363	22,122,135
* Vanguard LifeStrategy Moderate Growth Fund	-	128,569,893
* Vanguard LifeStrategy Growth Fund	-	38,127,217

* Represents a party-in-interest to the Plan.

During the year ended June 30, 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds:	
United States equity	$ 775,054
International equity	(1,158,587)
Bond	(331,060)
Real estate investment trust	(18,230)
Balanced funds	668,843
Company stock funds	1,246,031
Net appreciation in fair value of investments	$ 1,182,051

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual and common collective trust funds which are managed by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2015 and 2014, the Plan held 145,654 and 288,852 shares, respectively, of the common stock of Kimball International, Inc., the sponsoring employer, with a cost basis of $1,305,250 and $3,179,877, respectively. During the year ended June 30, 2015, the Plan recorded dividend income of $32,765 relating to these shares.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated May 28, 2014, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service (IRS). However, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of June 30, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$334,935,542	$408,805,400
Adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	618,695	789,081
Total net assets per the Form 5500	$335,554,237	$409,594,481

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the net loss per the Form 5500 for the year ended June 30, 2015:

Decrease in net assets available for benefits before spinoff transfers per the financial statements	$ (5,270,607)
Change in adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(170,386)
Net loss per the Form 5500	$ (5,440,993)

9. TRANSFER TO KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

On October 31, 2014 ("Distribution Date"), the Company completed a spin-off of its electronic manufacturing services business by distributing the related shares of its Kimball Electronics, Inc. subsidiary ("Kimball Electronics"), on a pro rata basis, to the Company's Share Owners of record as of October 22, 2014 (the "Record Date"). On the Distribution Date, each of the Company's Share Owners received three shares of Kimball Electronics for every four shares of the Company held by such Share Owner on the Record Date. After the Distribution Date, the Company does not beneficially own any Kimball Electronics shares and Kimball Electronics is an independent publicly traded company. Kimball International, Inc. trades on the NASDAQ under the ticker symbol "KBAL" and Kimball Electronics, Inc. trades on the NASDAQ under the ticker symbol "KE".

As a result of the spin-off, a Kimball Electronics Stock Fund was created in the Plan to hold the Kimball Electronics shares received pursuant to the spin-off. The Kimball Electronics Stock Fund is closed to new investments and participants are free to diversify out of the Kimball Electronics Stock Fund to other investment options at any time.

In November 2014, assets amounting to $68,599,251 were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for Kimball Electronics participants.

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

EIN: 35-0514506
PN: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2015

Identity of Issue, Borrower, or Similar Party	Current Value
* CASH AND CASH EQUIVALENTS — Vanguard Prime Money Market	$ 315,630
MUTUAL FUNDS:	
Mainstay Large Cap Growth Fund	12,588,219
Metropolitan West Total Return Bond Fund	977,656
* Vanguard 500 Index Fund	39,630,484
* Vanguard Explorer Fund	11,488,926
* Vanguard Inflation-Protected Securities Fund	1,263,698
* Vanguard International Growth Fund	22,665,160
* Vanguard Target Retirement 2010 Fund	3,609,332
* Vanguard Target Retirement 2015 Fund	17,571,380
* Vanguard Target Retirement 2020 Fund	38,303,476
* Vanguard Target Retirement 2025 Fund	39,719,500
* Vanguard Target Retirement 2030 Fund	28,641,264
* Vanguard Target Retirement 2035 Fund	12,157,605
* Vanguard Target Retirement 2040 Fund	6,994,966
* Vanguard Target Retirement 2045 Fund	4,250,871
* Vanguard Target Retirement 2050 Fund	1,560,380
* Vanguard Target Retirement 2055 Fund	614,457
* Vanguard Target Retirement 2060 Fund	68,615
* Vanguard Target Retirement Income Fund	666,772
* Vanguard REIT Index Fund	3,126,344
* Vanguard Total Bond Market Index Fund	29,227,078
* Vanguard Windsor II Fund	17,043,363
Vulcan Value Partners Small Cap Fund	9,551,289
Total mutual funds	301,720,835
* COMMON COLLECTIVE TRUST FUND — Vanguard Retirement Savings Trust**	20,773,450
CORPORATE STOCK	
Kimball Electronics Stock Fund	1,649,723
* Kimball International Stock Fund	1,771,148
	3,420,871
* NOTES RECEIVABLE FROM PARTICIPANTS — Participant loans (maturing various dates in fiscal years through 2024 at interest rates of 5.25% to 10.25%)	5,271,036
	331,501,822
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST FUND RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(618,695)
TOTAL	$ 330,883,127

* Party-in-interest.
** Represents fair value. Fund has a contract value of $20,154,755.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

By: /s/ Michelle R. Schroeder

MICHELLE R. SCHROEDER

Member, Retirement Plan Advisory Committee

Date: December 17, 2015

Kimball International, Inc. Retirement Plan

Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, Dated December 17, 2015

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-56048 on Form S-8 of Kimball International, Inc. of our report dated December 17, 2015, relating to the financial statements of the Kimball International, Inc. Retirement Plan, appearing in the Annual Report on Form 11-K of Kimball International, Inc. Retirement Plan for the year ended June 30, 2015.

Deloitte & Touche LLP

Indianapolis, Indiana
December 17, 2015